UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                            SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                          (Amendment No. 9)

                     GENERAL MOTORS CORPORATION
                           (Name of Issuer)

           Class H Common Stock, par value $0.10 per share
                    (Title of Class of Securities)

                              370442 50 1
                            (CUSIP Number)

Craig A. Alexander, Esq., Associate General Counsel and Assistant Secretary
                  Howard Hughes Medical Institute
           4000 Jones Bridge Road, Chevy Chase, MD 20815
                      Tel. No. (301) 215-8841
              (Name, Address and Telephone Number of
               Person Authorized to Receive Notices
                         and Communications)

                             May 19, 1994
               (Date of Event which Requires Filing of
                            this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D
CUSIP No. 370442 501                             Page 2 of 7 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Howard Hughes Medical Institute    59-0735717

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
                                                               (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

            00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                     7   SOLE VOTING POWER
                               21,038,300

   NUMBER OF         8   SHARED VOTING POWER
     SHARES                    0
BENEFICIALLY OWNED
BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
     PERSON                    21,038,300
      WITH
                    10   SHARED DISPOSITIVE POWER
                               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           21,038,300

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           Not Applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           23.1%

14   TYPE OF REPORTING PERSON
           CO

                                                 Page 3 of 7 Pages

Item 1.   Security and Issuer.

          Unchanged.

Item 2.   Identity and Background.

          Unchanged, except that Exhibit A is deleted in its entirety and is replaced by Exhibit A to this Statement, which sets forth the name, business address, and present principal occupation or employment (and the name, principal business, and address of any corporation or other organization in which such employment is conducted) of each of the trustees and executive officers of Howard Hughes Medical Institute ("HHMI").

Item 3.   Source and Amount of Funds or Other Consideration.

          Unchanged.

Item 4.   Purpose of Transaction.

          Unchanged, except as follows (capitalized terms used in this Amendment No. 9 to Schedule 13D and not defined herein have the meaning assigned to them in the Schedule 13D and amendments thereto previously filed by the Institute with respect to its holdings of Class H Stock, in the Class H Stock Agreement, as amended, or in the 1992 Agreement):

          Since the filing of Amendment No. 8 to Schedule 13D, the Institute has disposed of 1,305,300 Core Shares and now holds 6,038,300 Core Shares as part of its core investment portfolio and makes decisions from time to time with respect to the retention or disposition thereof in the same manner as it deals with other securities in its portfolio.

Item 5.   Interest in Securities of the Issuer.

          (a) HHMI owns beneficially 21,038,300 shares of Class H Stock, or approximately 23.1% of the 91,073,827 shares of Class H Stock reported to be outstanding on the cover page of GM's most recent quarterly report for the quarter ended March 31, 1994. To the best of HHMI's knowledge, none of the other persons named or referred to in the response to Item 2 hereof beneficially owns any shares of Class H Stock.

          (b)  Unchanged.

          (c) Within the last 60 days, no transactions in shares of Class H Stock were effected by HHMI or, to the best of HHMI's knowledge, by any of the persons named or referred to in response to Item 2 hereof, except the following open market sales on the

                                                 Page 4 of 7 Pages


New York Stock Exchange of Core Shares of HHMI:


                      Number of            Price Per
    Date               Shares                Share

May 19, 1994             35,000              $36.50
May 20, 1994            140,000               36.84
May 24, 1994             70,000               36.53
May 25, 1994             10,000               36.38

          (d) and (e) Unchanged.


Item  6.  Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Unchanged.

Item  7.  Material to be Filed as Exhibits.

          The following Exhibit is filed with this Amendment
          No. 9:

          Trustees and Executive Officers of HHMI (Exhibit A)

                                                 Page 5 of 7 Pages

                            SIGNATURE

          After reasonable inquiry, and to be best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 26, 1994

                         HOWARD HUGHES MEDICAL INSTITUTE



                         By:    /s/ Craig A. Alexander
                            Craig A. Alexander
                            Associate General Counsel
                            and Assistant Secretary

                                                 Page 6 of 7 Pages

                            EXHIBIT A


           TRUSTEES OF HOWARD HUGHES MEDICAL INSTITUTE


Irving S. Shapiro, Esq., Chairman         William R. Lummis, Esq.
Of Counsel                                Chairman of the Board of Directors
Skadden, Arps, Slate, Meagher & Flom      SUMMA Corporation
P.O. Box 636                              Suite 4525
One Rodney Square                         4200 Texas Commerce Tower
Wilmington, DE  19801                     600 Travis
                                          Houston, TX  77002

George W. Thorn, M.D.                     Mr. James D. Wolfensohn
Chairman Emeritus                         President
Howard Hughes Medical Institute           James D. Wolfensohn, Inc.
Children's Hospital                       599 Lexington Avenue, 40th Floor
Enders Building, Room 650                 New York, NY  10022
320 Longwood Avenue
Boston, MA  02115

Alexander G. Bearn, M.D.
Adjunct Professor
The Rockefeller University
1230 York Avenue
New York, NY  10021

Mrs. Helen K. Copley
Chairman and Chief Executive Officer
Copley Newspapers
7776 Ivanhoe Avenue
La Jolla, California  92037

Mr. Frank W. Gay
#9 Kingwood Villas Court
Kingwood, TX  77339

James H. Gilliam, Jr., Esq.
Executive Vice President
Beneficial Corporation
P.O. Box 911
One Christina Centre
301 North Walnut Street
Wilmington, DE  19801

Hanna H. Gray, Ph.D.
President Emeritus and Professor of the Department
of History and the College
The University of Chicago
1126 East 59th Street
Chicago, IL  60637

                                                 Page 7 of 7 Pages

                           EXHIBIT A

           OFFICERS OF HOWARD HUGHES MEDICAL INSTITUTE



Purnell W. Choppin, M.D.                        Mark W. Smith
President                                       Controller
Howard Hughes Medical Institute                 Howard Hughes Medical Institute
4000 Jones Bridge Road                          4000 Jones Bridge Road
Chevy Chase, MD  20815                          Chevy Chase, MD  20815

W. Maxwell Cowan, M.D., Ph.D.                   Edward J. Palmerino
Vice President and Chief Scientific Officer     Assistant Controller
Howard Hughes Medical Institute                 Howard Hughes Medical Institute
4000 Jones Bridge Road                          4000 Jones Bridge Road
Chevy Chase, MD  20815                          Chevy Chase, MD  20815

Joseph G. Perpich, M.D., J.D.
Vice President for Grants and Special Programs
Howard Hughes Medical Institute
4000 Jones Bridge Road
Chevy Chase, MD  20815

Robert C. White
Vice President and Chief Financial Officer and
Treasurer
Howard Hughes Medical Institute
4000 Jones Bridge Road
Chevy Chase, MD  20815

Carter F. Wolfe
Vice President and Chief Investment Officer
Howard Hughes Medical Institute
4000 Jones Bridge Road
Chevy Chase, MD  20815

Craig A. Alexander, Esq.
Assistant Secretary
Howard Hughes Medical Institute
4000 Jones Bridge Road
Chevy Chase, MD  20815

Joan S. Leonard, Esq.
Assistant Secretary
Howard Hughes Medical Institute
4000 Jones Bridge Road
Chevy Chase, MD  20815

            As required by Rule 101(a)(2)(ii) of Regulation
            S-T of the federal securities laws, restated hereafter is the original 13D and subsequent amendments that have been previously filed.

                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934

                    GENERAL MOTORS CORPORATION
                          (Name of Issuer)

          Class H Common Stock, par value $0.10 per share
                  (Title of Class of Securities)

                             370442 501
                           (CUSIP Number)

  Donald S. Frederickson, M.D., President & Chief Executive Officer
                   Howard Hughes Medical Institute
            7984 Old Georgetown Road, Bethesda, MD 20814
           (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                         December 20, 1985
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement x . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                            Page 1 of 12 Pages

                            SCHEDULE 13D
CUSIP No. 370442 501                             Page 2 of 12 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Howard Hughes Medical Institute    59-0735717

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
     Not Applicable                                            (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

            00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                     7   SOLE VOTING POWER
                               50,000,000

   NUMBER OF         8   SHARED VOTING POWER
     SHARES                    0
BENEFICIALLY OWNED
BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
     PERSON                    50,000,000
      WITH
                    10   SHARED DISPOSITIVE POWER
                               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           50,000,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           Not Applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           76.9%

14   TYPE OF REPORTING PERSON
           CO

Item 1.   Security and Issuer.
          This statement (the "Statement") relates to the Class H Common Stock, par value $0.10 per share (the "Class H Stock"), of General Motors Corporation, a Delaware corporation ("GM"). The principal executive offices of GM are located at 767 Fifth Avenue, New York, New York 10153, and 3044 West Grand Boulevard, Detroit, Michigan 48202.
Item 2.   Identity and Background.
          (a) through (c). This statement is being filed on behalf of Howard Hughes Medical Institute, a Delaware not-for-profit corporation ("HHMI"). HHMI's principal offices and business headquarters are located at 7984 Old Georgetown Road, Bethesda, Maryland 20814.
          HHMI is a medical research organization.
          (d) During the last five years, neither HHMI nor, to the knowledge of HHMI, any executive officer or trustee of HHMI, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) During the last five years, neither HHMI nor, to the knowledge of HHMI, any executive officer or trustee of HHMI, was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which HHMI or, to the knowledge of HHMI, any executive officer or trustee of HHMI, was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  Not applicable.
     Exhibit A to this Statement sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the executive officers and trustees of HHMI. To the best of HHMI's knowledge, all such persons are United States citizens.
Item 3.   Source and Amount of Funds or Other Consideration.
          HHMI acquired 50,000,000 shares of Class H Stock on December 20, 1985 as partial consideration for the sale (the "Sale") by HHMI of all the issued and outstanding capital stock of GM Hughes Electronics Corporation (which owns all the issued and outstanding capital stock of Hughes Aircraft Company), pursuant to an Amended and Restated Stock Purchase Agreement between HHMI and GM, dated as of October 8, 1985 (the "Stock Purchase Agreement").

   Item 4.  Purpose of Transaction.
             On December 20, 1985, HHMI acquired 50,000,000 shares of Class H Stock (the "Shares"). The Shares were issued pursuant to the Stock Purchase Agreement, as partial consideration for the Sale. HHMI also received treasury securities having a market value of $2.7 billion as consideration for the Sale. The Shares were acquired for investment purposes only.
             The Shares are not registered under the Securities Act of 1933 (the "Securities Act"), and therefore cannot be sold in interstate commerce without such registration by GM, unless an exemption is available under the Securities Act. The Amended and Restated Registration Rights and Payment Agreement between HHMI and GM, dated as of October 8, 1985 (the "Rights Agreement") provides that HHMI may periodically request that GM register the sale of all or a portion of the Shares under the Securities Act. Upon receipt of such a request, and subject to certain limitations, GM is required to (i) notify all other persons to which HHMI may have transferred any Shares of such request (except persons who have purchased Shares in a public offering by HHMI) and (ii) file, at GM's expense until December 31, 1989, a registration statement under the Securities Act covering the sale of such Shares of HHMI (and of any such transferees) as HHMI may request. GM is not required to effect more than one such registration in any six-month period. Prior to 90 days after December 31, 1989, GM may decline to include Shares in a registration statement to the extent that sale of such Shares would cause an aggregate of more than 20 million shares of Class H Stock to have been distributed to the public by GM or HHMI, but only if and to the extent that GM believes that such registration could be expected to have an adverse impact on the market for Class H Stock.
             In addition, if GM proposes to register the sale of any shares of Class H Stock under the Securities Act for its own account, it is required to notify HHMI and, if so requested, to include Shares held by HHMI in such registration statement, under certain conditions and subject to certain limitations. Such a registration will not be considered a periodic demand registra-tion as described in the paragraph above.
             Subject to the foregoing, HHMI is not limited with respect to how many times it may exercise its registration rights, but these rights will terminate at such time as HHMI holds less than one million Shares.
             In connection with these registration rights, GM has agreed to make available certain information of the nature referred to in Rule 144 under the 1933 Act and to enter into customary indemnification arrangements with HHMI and any underwriters of the Shares.

             HHMI, and, to the best of its knowledge, the executive officers and trustees of HHMI have no plans or proposals which relate to or would result in:
             (a) the acquisition by any person of additional securities of GM, or the disposition of securities of GM;
             (b) any extraordinary corporate transaction such as a merger, reorganization or liquidation, involving GM or any of its subsidiaries;
             (c) a sale or transfer of a material amount of assets of GM or any of its subsidiaries;
             (d) any change in the present board of directors or management of GM, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;
             (e)  any material change in the present
capitalization or dividend policy of GM;
             (f) any other material change in GM's business or corporate structure;
             (g) changes in GM's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of GM by any person;
             (h) causing a class of securities of GM to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

             (i) a class of equity securities of GM becoming eligible for termination of registration pursuant to section 12(g) (4) of the Securities Exchange Act of 1934, as amended; or
             (j) any action similar to any of those enumerated above.
Item 5.  Interest in Securities of the Issuer.
             (a) HHMI owns beneficially 50,000,000 shares, or approximately 76.92% of the issued and outstanding Class H Stock. To the best of the knowledge of HHMI, none of the other persons named or referred to in response to Item 2 hereof beneficially owns any shares of Class H Stock.
             (b) HHMI has sole power to vote and dispose of all the shares of Class H Stock held.
             (c) HHMI has not engaged nor, to the knowledge of HHMI, has any of the other persons named or referred to in response to Item 2 hereof engaged, in any transactions in Class H Stock during the past 60 days.
             (d) No other person is known to HHMI to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Class H Stock.

               (e) Not applicable.
Item 6.   Contracts, Arrangements, Understandings
          or Relationships With Respect to
          Securities of the Issuer.

          Except pursuant to the Rights Agreement, neither HHMI nor, to the best of the knowledge of HHMI, any other person named or referred to in response to Item 2 hereof has any contracts, arrangements, understandings or relationships with any person relating to any securities of GM, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
          Pursuant to the Rights Agreement, GM has agreed to pay to HHMI on December 31, 1989 (the "Contingent Payment Date"), for each share of Class H Common Stock issued to the Institute in connection with the Sale and held by it on that date, the amount by which the average market value per share of Class H Stock is below $60; provided that such payment shall not be greater than $40 per share. Average market value per share is, in general, defined as the average of the daily closing sales prices of the Class H Stock on the New York Stock Exchange ("NYSE"), as reported in The Wall Street Journal (or, if not so reported, as reported in another newspaper of national circulation selected by

GM) for the 90 consecutive calendar days ending 10 days prior to the Contingent Payment Date. Ninety days after the Contingent Payment Date (the "Recomputation Date"), the average market value will be recomputed by the same method using the average of the closing sales prices over the 180-day period ending 10 days prior to the Recomputation Date, and if such average market value is greater than the value initially calculated, HHMI will refund to GM the difference between the amount paid and the amount that would have been paid had the original payment been based on the average market value as recomputed.
          In addition, if and to the extent that the estimated net proceeds in connection with a public offering of 10 million shares of Class H Stock on the Contingent Payment Date would be less than $60 per share, GM has agreed to pay to HHMI, also on the Contingent Payment Date, an amount equal to twice the estimated transaction costs in connection with such an offering. GM's obligation in this respect will be reduced to the extent that HHMI holds fewer than 20 million shares. Transaction costs are defined as the excess of the average market value per share of the Class H Stock (or $60 per share, if the average market value is higher) over the estimated net proceeds per share realizable by a seller in connection with an underwritten public offering of 10 million shares. The estimate of such net realizable proceeds will be made by an investment banker selected by HHMI, subject to the right of GM to contest that estimate and commence an arbitration proceeding.
Item 7.   Material to be Filed as Exhibits.
          (1)  Executive Officers
               and Trustees of HHMI              (Exhibit A)

          (2)  Stock Purchase
               Agreement                         (Exhibit B)

          (3)  Rights Agreement                  (Exhibit C)

                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 21, 1986

                           HOWARD HUGHES MEDICAL INSTITUTE



                           By   /s/ Donald S. Fredrickson, M.D.
                           Donald S. Fredrickson, M.D.
                           President and Chief Executive Officer

                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                         (Amendment No. 1)*

                    GENERAL MOTORS CORPORATION
                         (Name of Issuer)

          Class H Common Stock, par value $0.10 per share
                 (Title of Class of Securities)

                           370442 501
                         (CUSIP Number)

 William T. Quillen, Esq., Vice President, General Counsel and Secretary
                 Howard Hughes Medical Institute
     6701 Rockledge Drive, Bethesda, MD 20817 (301) 571-0200
         (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         April 6, 1988
    (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 Page 1 of 6 Pages

                            SCHEDULE 13D
CUSIP No. 370442 501                             Page 2 of 6 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Howard Hughes Medical Institute    59-0735717

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
           Not Applicable                                      (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

            00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
            Not Applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                     7   SOLE VOTING POWER
                               99,500,000

   NUMBER OF         8   SHARED VOTING POWER
     SHARES                    0
BENEFICIALLY OWNED
BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
     PERSON                    99,500,000
      WITH
                    10   SHARED DISPOSITIVE POWER
                               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           99,500,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           Not Applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           77%

14   TYPE OF REPORTING PERSON
           CO

Item 1.   Security and Issuer.

          Unchanged.

Item 2.   Identity and Background.

          (a) through (c) Unchanged, except that HHMI's principal offices and business headquarters are located at 6701 Rockledge Drive, Bethesda, Maryland 20817.
          (d) through (f) Unchanged, except that Exhibit A is deleted in its entirety and is replaced by Exhibit A to this Statement, which sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the executive officers and trustees of HHMI. To the best of HHMI's knowledge, all such persons are United States citizens except for W. Maxwell Cowan, M.D., Ph.D., who is a citizen of the United Kingdom.
Item 3.   Source and Amount of Funds or Other Consideration.
          Unchanged.
Item 4.   Purpose of Transaction.
          Unchanged, except as follows:
          (i) In addition to the disposition of Class H Stock reported in response to Item 5 hereof, HHMI intends to dispose of additional shares of Class H Stock, in reliance upon and in accordance with the provisions of Rule 144 under the Securities

                                                Page 4 of 6 Pages

Act or otherwise in accordance with the provisions of applicable securities laws, from time to time if and when favorable market conditions exist; and
          (ii) as required under the Rights Agreement to reflect the 2-for-1 stock split described in response to Item 5.
Item 5.  Interest in Securities of the Issuer.
          (a) HHMI owns beneficially 99,500,000 shares, or approximately 77% of the issued and outstanding Class H Stock. To the best of the knowledge of HHMI, none of the other persons named or referred to in response to Item 2 hereof beneficially owns any shares of Class H Stock.
          (b)  Unchanged.
          (c) No transactions in shares of Class H Stock were effected within the past 60 days by HHMI or, to the knowledge of HHMI, by any of the persons named or referred to in response to
Item 2 hereof, except as follows:
               (1) On March 10, 1988, GM distributed shares of Class H Stock as a 100% stock dividend, thereby effecting a 2-for-1 stock split. (All information on beneficial ownership of shares herein gives effect to such split).
               (2) On April 6, 1988, HHMI sold an aggregate of 500,000 shares of Class H Stock in a transaction on the New York Stock Exchange, to Morgan Stanley & Co. Incorporated, for a purchase price of $32.50 per share, in reliance upon

                                                Page 5 of 6 Pages

and in accordance with the requirements of Rule 144 under the Securities Act.
          (d)  and (e) Unchanged.
Item 6.   Contracts, Arrangements, Understandings
          or Relationships With Respect to
          Securities of the issuer.

          Unchanged, except as required under the Rights
Agreement to reflect the 2-for-1 stock split described in response to Item 5 hereof.
Item 7.   Material to be Filed as Exhibits.

          The following Exhibit is filed with this Amendment
No. 1:
          Executive Officers and   (Exhibit A)
          Trustees of HHMI

                                                Page 6 of 6 Pages

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     April 7, 1988

                              HOWARD HUGHES MEDICAL INSTITUTE

                              By   /s/ William T. Quillen
                                WilliAM T. Quillen
                                Vice President, General Counsel
                                   and Secretary

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. 2)*

                     GENERAL MOTORS CORPORATION
                          (Name of Issuer)

            Class H Common Stock, par value $0.10 per share
                   (Title of Class of Securities)

                            370442 501
                          (CUSIP Number)

 William T. Quillen, Esq., Vice President, General Counsel and Secretary
                  Howard Hughes Medical Institute
      6701 Rockledge Drive, Bethesda, MD 20817 (301) 571-0200
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                        February 28, 1989
      (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D
CUSIP No. 370442 501                             Page 2 of 12 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Howard Hughes Medical Institute    59-0735717

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
             Not Applicable                                    (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

            00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
            Not Applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                     7   SOLE VOTING POWER
                               64,453,200

   NUMBER OF         8   SHARED VOTING POWER
     SHARES                    0
BENEFICIALLY OWNED
BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
     PERSON                    64,453,200
      WITH
                    10   SHARED DISPOSITIVE POWER
                               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           64,453,200

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           Not Applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           50.7%

14   TYPE OF REPORTING PERSON
           CO

Item 1.   Security and Issuer.

          Unchanged.

Item 2.   Identity and Background.

          Unchanged, except that Exhibit A is deleted in its entirety and is replaced by Exhibit A to this Statement, which sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the executive officers and trustees of HHMI.
Item 3.  Source and Amount of Funds or Other Consideration.
          Unchanged.
Item 4.  Purpose of Transaction.
          Unchanged, except as follows:
               (i) On February 27, 1989, HHMI and GM entered into a Class H Stock Agreement (the "Class H Stock Agreement"), providing, among other things, for the sale by HHMI to GM, and the purchase by GM from HHMI, of 35,000,000 shares of Class H Stock on February 28, 1989, the termination of the Rights Agreement, termination of an arbitration proceeding between HHMI and GM relating to one aspect of the original transaction in which HHMI acquired its Class H Stock and exchanges of releases with respect to the subject matter thereof and payment by GM to

HHMI, consisting of (a) $674,814,844 in cash, (b) one or more notes of GM due June l, 1989 and redeemable in whole by GM at any time prior to June 1, 1989 in the aggregate principal amount of $270,000,000 and bearing interest thereon at the rate of 10.05% per annum from March 1, 1989 to the date of redemption or maturity (the "Ninety-Day Notes") and (c) a zero coupon note of GM, due December 29, 1989, in the principal amount of $30,580,000, without interest (the "Zero Coupon Note"). The Ninety-Day Notes are payable at maturity either (i) in cash or
(ii) by delivery of one or more notes of GM due May 31, 1999 in the aggregate principal amount of $270,000,000 (the "Ten-Year Notes"). In the event GM pays the Ninety-Day Notes at maturity by delivery of Ten-Year Notes, GM and HHMI will endeavor to effect a resale of the Ten-Year Notes by HHMI on or prior to June 1, 1989, in an underwritten public offering pursuant to the Class H Stock Agreement designed to give HHMI net proceeds of $270,000,000 upon the completion of such underwritten offering. The Ten-Year Notes will bear interest at a per annum rate necessary to offer such Notes to the public initially at a price equal to the principal amount thereof, and such interest rate will be established through a customary competitive bidding auction involving at least four substantial underwriters selected by GM. If the offering of such Notes does not occur, or does not yield $270,000,000 to HHMI, GM will pay to HHMI in cash not later than June l, 1989 an amount to make up any shortfall.

                                               Page 5 of 12 Pages

               (ii) The Class H Stock Agreement imposes certain restrictions on the transfer by HHMI of 55,000,000 of the shares of Class H Stock held by it on the date hereof (the "Covered Shares"), as described in Item 6. The 9,453,200 shares of Class H Stock (the "Core Shares") owned by HHMI in addition to the Covered Shares are not subject to any restrictions under the Class H Stock Agreement other than a prohibition on the sale of such Shares by HHMI during the 30 days prior to each date on which HHMI may exercise put rights with respect to Covered Shares, as described in Item 6.
          HHMI presently intends to dispose of the Covered Shares from time to time, if and when favorable market conditions exist,
(i) through the exercise of the put rights or the exercise by GM of the call rights with respect to such Shares or (ii) through public or private sales of such Shares, in each case in accordance with the terms of the Class H Stock Agreement as described in Item 6 and the provisions of applicable securities law.
          HHMI will hold the Core Shares as part of its core investment portfolio and will make decisions from time to time with respect to the retention or disposition thereof in

                                               Page 6 of 12 Pages

the same manner as it deals with other securities in its portfolio.
Item 5.   Interest in Securities of the Issuer.

          (a) HHMI owns beneficially 64,453,200 shares, or approximately 50.7% of the issued and outstanding Class H Stock. To the best of HHMI's knowledge, none of the other persons named or referred to in response to Item 2 hereof beneficially owns any shares of Class H Stock.
          (b)  Unchanged.
          (c) No transactions in shares of Class H Stock were effected within the past 60 days by HHMI or, to the best of HHMI's knowledge, by any of the persons named or referred to in response to Item 2 hereof, except for the disposition by HHMI of 35,000,000 shares on February 28, 1989 described in paragraph (i) of Item 4.
          (d)  and (e) Unchanged.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Except pursuant to the Class H Stock Agreement, neither HHMI nor, to the best of HHMI's knowledge, any other person named or referred to in response to Item 2 hereof has any contracts, arrangements, understandings or relationships with any person relating to any securities of GM, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                               Page 7 of 12 Pages

               The Class H Stock Agreement imposes certain
restrictions on the transfer by HHMI of the Covered Shares, including the granting of puts and calls with respect to such Shares and a prohibition on the sale, transfer or other disposition by HHMI of Covered Shares prior to the expiration of such put and call rights with respect to those Shares.
               Under its put rights, HHMI has the right
(exercisable in whole or in part at HHMI's option) to sell to GM Covered Shares on the dates and in the maximum amounts set forth below:
               Date           Number of Covered Shares
          March l, 1991                 20,000,000
          March l, 1992                 10,000,000
          March l, 1993                 10,000,000
          March l, 1995                 15,000,000

The purchase price per share of the shares subject to such put rights is $30, except that if the average market price of Class H Stock over the 10 consecutive business days preceding the put (the "Put Share Market Value") is less than $10, then such price per share will be the sum of such Put Share Market Value and $20, and except that, subject to certain conditions, the purchase price for the final 15,000,000 put shares will be increased to $33.25 (or, if the Put Share Market Value is less than $10, the sum of such Put Share Market Value and $23.25) if the public market (as defined in the Agreement) for Class H Stock on December 31, 1994 is less than 50,000,000 shares. GM has agreed that it will endeavor in good faith to create such a market.

                                               Page 8 of 12 Pages

          Under its call rights, GM has the right, exercisable at any time or times in whole or in part, to purchase Covered Shares from HHMI at any time from March l, 1989 until the dates set forth below, in the amounts set forth below:

          Date                Number of Covered Shares
          February 28, 1991             20,000,000
          February 29, 1992             10,000,000
          February 28, 1993             10,000,000
          February 28, 1995             15,000,000

The purchase price per share of the shares set forth opposite the first three dates above is $35.00, and the purchase price per share of the shares set forth opposite the final date above (the "1995 Call Shares") is $37.50. HHMI has the right to sell any or all of the 1995 Call Shares together with the put rights related thereto and, at HHMI's option, the call obligations related thereto to institutional buyers after March l, 1990 subject to an escrow arrangement. HHMI has a cash settlement option with respect to any or all of the 1995 Call Shares called by GM, which it may exercise by paying to GM the amount, if any, for each 1995 Call Share as to which such call option is exercised, equal to the amount by which (i) the average market price of Class H Stock over the 10 consecutive business days preceding the call of such shares by GM exceeds (ii) $37.50. Any 1995 Call Shares as to which HHMI exercises the foregoing option will no longer be subject to the benefits or restrictions of the Class H Stock Agreement.

                                               Page 9 of 12 Pages

          Except as described above, HHMI is prohibited during the term of the Class H Stock Agreement from selling, transferring or otherwise disposing of Covered Shares as to which the related puts and calls have expired, other than pursuant to
(i) a public offering of 2,000,000 or more shares of Class H Stock effected through customary firm commitment underwriting arrangements (an "Organized Offering"), which shares HHMI may, subject to certain exceptions, request GM to register under the Securities Act, (ii) one or more offers, sales, transfers or other dispositions of Covered Shares by or for the account of HHMI in any manner other than in an Organized Offering during any consecutive thirty-day period (a "Thirty-Day Offering" and, together with an Organized Offering, a "Distribution"), or (iii) a registration statement filed by GM under the Securities Act with respect to an underwritten offering by GM for its own account of shares of Class H Stock in which HHMI may elect to participate, subject to certain limitations. GM has the right, subject to appeal by HHMI to an independent investment banker, to prevent any proposed Distribution by HHMI on terms which GM believes will have a material adverse effect on the market price of Class H Stock. The Class H Stock Agreement also prohibits HHMI from making more than two Distributions during any consecutive twelve-month period (determined on a rolling basis), commencing any Distribution within 120 days after the termination of any Organized Offering, or within 30 days after termination of

                                              Page 10 of 12 Pages

a Thirty-Day Offering by HHMI, or selling, transferring or otherwise disposing of shares of Class H Stock during the 30 consecutive calendar days prior to each date on which HHMI may exercise put rights with respect to Covered Shares. In addition, GM has the right to purchase, on the terms and subject to the conditions set forth therein, all or a portion of any Covered Shares (or, in some cases, Core Shares) proposed to be sold by HHMI in a Distribution. Pursuant to the Class H Stock Agreement, HHMI is also prohibited from commencing any Distribution or otherwise offering or selling or soliciting offers to purchase Covered Shares during the 30-day period following a request by GM that it refrain from such transactions in Covered Shares. GM may, subject to certain exceptions and limitations, make such a request whenever it intends to make a public offering of Class H Stock.
          The Class H Stock Agreement generally will terminate on the earlier of (i) the date on which all put and call rights

                                              Page 11 of 12 Pages

described above have expired or been exercised, or
(ii) ten business days after March 1, 1995.

Item 7.  Material to be Filed as Exhibits.
          The following Exhibits are filed with this Amendment
No. 2:
          Executive Officers and Trustees of HHMI     (Exhibit A)
          Class H Stock Agreement                     (Exhibit B)

                                              Page 12 of 12 Pages




                           Signatures

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 28, 1989


                              HOWARD HUGHES MEDICAL INSTITUTE



                              By  /s/ William T. Quillen
                                 William T. Quillen, Esq.
                                 Vice President, General Counsel
                                   and Secretary

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No. 3)*

                    GENERAL MOTORS CORPORATION
                          (Name of Issuer)

            Class H Common Stock, par value $0.10 per share
                  (Title of Class of Securities)

                            370442 501
                          (CUSIP Number)

   William T. Quillen, Esq., Vice President, General Counsel and Secretary
                  Howard Hughes Medical Institute
       6701 Rockledge Drive, Bethesda, MD 20817 (301) 571-0200
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                         March 1, 1991
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __ . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                           Page 1 of 5 Pages

                            SCHEDULE 13D
CUSIP No. 370442 501                             Page 2 of 5 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Howard Hughes Medical Institute    59-0735717

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
             Not Applicable                                    (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

            00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
            Not Applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                     7   SOLE VOTING POWER
                               43,935,000

   NUMBER OF         8   SHARED VOTING POWER
     SHARES                    0
BENEFICIALLY OWNED
BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
     PERSON                    43,935,000
      WITH
                    10   SHARED DISPOSITIVE POWER
                               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           43,935,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           Not Applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           49.9%

14   TYPE OF REPORTING PERSON
           CO

                                           Page 3 of 5 Pages


Item 1.   Security and Issuer.

          Unchanged.

Item 2.   Identity and Background.


          Unchanged, except that Exhibit A is deleted in its entirety and is replaced by Exhibit A to this Statement, which sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the executive officers and trustees of Howard Hughes Medical Institute ("HHMI").
Item 3.   Source and Amount of Funds or other Consideration.
          Unchanged.
Item 4.   Purpose of Transaction.
          Unchanged, except as follows (defined terms used herein are as defined in the Class H Stock Agreement):
          (i) HHMI exercised the 1991 Put Right created under the Class H Stock Agreement dated as of February 27, 1989 between HHMI and General Motors Corporation ("General Motors") in a transaction which involved the sale of 20,000,000 shares of Class H stock to General Motors. The purchase price per share was $30. The Put Closing Date was March 1, 1991.
          (ii) Since the filing of Amendment No. 2 on
February 28, 1989, the Institute has disposed of 518,200 Core Shares and now holds 8,935,000 Core Shares as part of

                                           Page 4 of 5 Pages

its core investment portfolio and makes decisions from time to time with respect to the retention or disposition thereof in the same manner as it deals with other securities in its portfolio.
Item 5.   Interest in Securities of the Issuer.
          (a) HHMI owns beneficially 43,935,000 shares, or approximately 49.9 percent of the issued and outstanding Class H Stock. To the best of HHMI's knowledge, none of the other persons named or referred to in response to Item 2 hereof beneficially owns any shares of Class H Stock.
          (b)  Unchanged.
          (c) No transactions in shares of Class H Stock were effected within the past 60 days by HHMI or, to the best of HHMI's knowledge, by any of the persons named or referred to in response to Item 2 hereof, except for the disposition by HHMI of 20,000,000 shares on March 1, 1991 described in paragraph (i) of Item 4.
     (d) and (e) Unchanged.
Item 6. Contracts. Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Unchanged.
Item 7.   Material to be Filed as Exhibits.

          The following Exhibits are filed with this Amendment No. 3:
          Executive Officers and Trustees of HHMI (Exhibit
     A)

                                           Page 5 of 5 Pages

                          SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 1, 1991

                         HOWARD HUGHES MEDICAL INSTITUTE



                         By:  /s/ William T. Quillen
                            William T. Quillen, Esq.
                            Vice President, General Counsel,
                              and Secretary

                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                         (Amendment No. 4)*

                    GENERAL MOTORS CORPORATION
                          (Name of Issuer)

          Class H Common Stock, par value $0.10 per share
                  (Title of Class of Securities)

                            370442 501
                          (CUSIP Number)

  Jose E. Trias, Esq., Vice President and General Counsel and Secretary
                 Howard Hughes Medical Institute
        6701 Rockledge Drive, Bethesda, MD 20817 (301) 571-0200
           (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                           March 2, 1992
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D
CUSIP No. 370442 501                             Page 2 of 4 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Howard Hughes Medical Institute    59-0735717

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
                                                               (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

            00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                     7   SOLE VOTING POWER
                               33,779,700

   NUMBER OF         8   SHARED VOTING POWER
     SHARES                    0
BENEFICIALLY OWNED
BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
     PERSON                    33,779,700
      WITH
                    10   SHARED DISPOSITIVE POWER
                               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           33,779,700

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           Not Applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           47.3%

14   TYPE OF REPORTING PERSON
           CO

Item 1.   Security and Issuer.

          Unchanged.

Item 2.   Identity and Background.

          Unchanged, except that Exhibit A is deleted in its entirety and is replaced by Exhibit A to this statement, which sets forth the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the executive officers and trustees of Howard Hughes Medical Institute ("HHMI").

Item 3.   Source and Amount of Funds or Other Consideration.

          Unchanged.

Item 4.   Purpose of Transaction.

          Unchanged, except as follows (defined terms used herein are as defined in the Class H Stock Agreement):

          (i) HHMI exercised the 1992 Put Right created under the Class H Stock Agreement dated as of February 27, 1989 between HHMI and General Motors Corporation ("General Motors") in a transaction which involved the sale of 10,000,000 shares of Class H stock to General Motors. The purchase price per share was $30. The Put Closing Date was March 2, 1992.

          (ii) Since the filing of Amendment No. 3 on March 1, 1991, the Institute has disposed of 155,300 Core Shares and now holds 8,779,700 Core Shares as part of its core investment portfolio and makes decisions from time to time with respect to the retention or disposition thereof in the same manner as it deals with other securities in its portfolio.

Item 5.   Interest in Securities of the Issuer.

          (a) HHMI owns beneficially 33,779,700 shares, or approximately 47.3 percent of the issued and outstanding Class H stock. To the best of HHMI's knowledge, none of the other persons named or referred to in response to Item 2 hereof beneficially owns any shares of Class H Stock.

          (b) Unchanged.

          (c) No transactions in shares of Class H Stock were effected within the past 60 days by HHMI or, to the best of HHMI's knowledge, by any of the persons named or referred to in response to Item 2 hereof, except for the disposition by HHMI of 10,000,000 shares on March 2, 1992 described in paragraph (i) of
Item 4.

                                                Page 4 of 4 Pages


          (d) and (e) Unchanged.

Item 6.   Contracts.  Arrangements.  Understandings or
          Relationship With Respect to Securities of the Issuer.

          Unchanged.

Item 7.   Material to be Filed as Exhibits.

          The following Exhibits are filed with this Amendment
          No. 4:  Executive Officers and Trustees of HHMI
          (Exhibit A).

                            SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:    March 2, 1992

                              HOWARD HUGHES MEDICAL INSTITUTE



                              By:   /s/ Jose E. Trias
                                 Jose E. Trias, Esq.
                                 Vice President, General Counsel,
                                   and Secretary

                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                        (Amendment No. 5)*

                   GENERAL MOTORS CORPORATION
                        (Name of Issuer)

         Class H Common Stock, par value $0.10 per share
                 (Title of Class of Securities)

                          370442 501
                        (CUSIP Number)

Jose E. Trias, Esq., Vice President and General Counsel and Secretary
               Howard Hughes Medical Institute
     6701 Rockledge Drive, Bethesda, MD 20817 (301) 571-0200
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                     September 4, 1992
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D
CUSIP No. 370442 501                             Page 2 of 6 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Howard Hughes Medical Institute    59-0735717

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
                                                               (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

            00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                     7   SOLE VOTING POWER
                               32,903,600

   NUMBER OF         8   SHARED VOTING POWER
     SHARES                    0
BENEFICIALLY OWNED
BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
     PERSON                    32,903,600
      WITH
                    10   SHARED DISPOSITIVE POWER
                               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           32,903,600

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           Not Applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           50.96%

14   TYPE OF REPORTING PERSON
           CO

Item 1.   Security and Issuer.

          Unchanged.

Item 2.   Identity and Background.

          Unchanged.

Item 3.   Source and Amount of Funds or Other Consideration.

          Unchanged.

Item 4.   Purpose of Transaction.

          Unchanged, except as follows (capitalized terms used herein have the meaning assigned to them herein or in the Class H
Stock Agreement):

          (i) On September 4, 1992, HHMI and GM entered into an agreement (the "1992 Agreement") related to an offering of Class H Stock (the "Offering") contemplated by the Registration Statement on Form S-3 (File No. 33-48951) filed by GM on
August 28, 1992, as amended (the "Registration Statement"). The 1992 Agreement provides that, upon the execution by GM, prior to January 1, 1993, of an underwriting agreement or agreements with respect to the Offering (the "Underwriting Agreement"), GM will promptly notify HHMI and deliver to HHMI with such notice (a) a letter agreement by and among HHMI, GM, and certain underwriters for the Offering, relating to HHMI's shares of Class H Stock (the "Lock-up Agreement") and (b) an agreement to amend certain provisions of the Class H Stock Agreement as described below (the "Amendment"). The Lock-up Agreement will provide that, except with respect to any exercise of Call Rights or Put Rights under the Class H Stock Agreement, as amended, HHMI will not offer, sell, contract to sell, or otherwise dispose of shares of Class H Stock, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters for the Offering, for a period of 90 days after the date of the notice by GM to HHMI of the execution of the Underwriting Agreement (the "Lock-up Period"). The 1992 Agreement will expire on January 1, 1993 and will be of no further force or effect if GM has not executed an Underwriting Agreement prior to such date.

          (ii) Since filing Amendment No. 4 on March 2, 1992, HHMI has disposed of 876,100 Core Shares and now holds 7,903,600 Core Shares. As more fully described in Item 6, if, pursuant to the terms of the 1992 Agreement, the Class H Stock Agreement is amended, at least 250,000 Core Shares and up to 500,000 Core Shares, as determined under a formula in the 1992 Agreement, will be converted to Series III Call Shares and 1993 Put Shares.

In addition, the restriction imposed under the Class H Stock Agreement on the sale, transfer, or other disposition by HHMI of its shares of Class H Stock (or the offer for sale or solicitation of offers to purchase any such shares) during the 30 calendar days prior to each Put Date would be changed to a restriction on the sale, transfer, or other disposition by HHMI of any such shares (or offer for sale or solicitation of offers to purchase any such shares) during the five consecutive New York Stock Exchange trading days ending on and including the trading day immediately prior to each Put Date. HHMI has no agreement with any party limiting its right freely to sell or otherwise dispose of Core Shares except as provided for pursuant to the Class H Stock Agreement or the 1992 Agreement.

          (iii) It is HHMI's present intent not to sell or otherwise dispose of its Core Shares prior to expiration of the 1992 Agreement providing for execution of the Lock-Up Agreement.

Item 5.   Interest in Securities of the Issuer.

          (a) HHMI owns beneficially 32,903,600 shares, or approximately 50.96 percent, of the issued and outstanding shares of Class H Stock. To the best of HHMI's knowledge, none of the other persons named or referred to in response to Item 2 hereof beneficially owns any shares of Class H Stock.

          (b)  Unchanged.

          (c) No transactions in shares of Class H Stock were effected within the past 60 days by HHMI or, to the best of HHMI's knowledge, by any of the persons named or referred to in response to Item 2 hereof, except the following open market sales on the New York Stock Exchange of Core Shares by HHMI:

          Date           Number of Shares    Price Per Share

     July 15, 1992            8,600               $25.375
     July 24, 1992           17,800                25.250
     August 5, 1992           7,200                25.644
     August 6, 1992          32,000                26.027

     (d) and (e) Unchanged.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          Except pursuant to the Class H Stock Agreement and the 1992 Agreement, neither HHMI nor, to the best of HHMI's knowledge, any other person named or referred to in response to
Item 2 hereof, has any contracts, arrangements, understandings, or relationships with any person relating to any securities of GM, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          In the event of the execution by GM of the Underwriting Agreement prior to January 1, 1993, GM and HHMI would execute the Lock-up Agreement and the Amendment, thereby imposing certain restrictions on the sale or other disposition by HHMI of Core Shares, and amending certain terms of the Class H Stock Agreement, effective as of the date of notice by GM to HHMI of the execution by GM of the Underwriting Agreement.

     The Lock-up Agreement would provide that, except with respect to any exercise of Call Rights or Put Rights under the Class H Stock Agreement, as amended, HHMI will not offer, sell, contract to sell, or otherwise dispose of shares of Class H Stock, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the Underwriters, for a period of 90 days after the date of notice by GM to HHMI of the execution of the Underwriting Agreement.

     Under the Amendment, the maximum number of Series III Call Shares which GM has the right to purchase from HHMI, and the number of 1993 Put Shares which HHMI has the right to sell to GM under the Class H Stock Agreement, would be increased to 10,000,000 plus (a) 500,000, if the total number of shares of Class H Stock to be sold in the Offering as set forth in the Underwriting Agreement (not including any shares to be sold pursuant to any over-allotment option) (the "Firm Shares") equals or exceeds 20,000,000, or (b) if the number of Firm Shares is less than 20,000,000, the greater of (I) 250,000 and (II) 500,000 multiplied by a fraction, the numerator of which equals the number of Firm Shares and the denominator of which equals 20,000,000. The Class H Stock Agreement, as amended by the Amendment, will remain in full force and effect.

Item 7.   Material to be Filed as Exhibits.

     The following Exhibit is filed with this Amendment No. 5:

     1992 Agreement (Exhibit A).

                            SIGNATURE

          After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Dated:    September 4, 1992

                    HOWARD HUGHES MEDICAL INSTITUTE



                    By:  /s/ Jose E. Trias, Esq.
                         Jose E. Trias, Esq.
                         Vice President, General Counsel,
                           and Secretary

                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                         (Amendment No. 6)*

                    GENERAL MOTORS CORPORATION
                          (Name of Issuer)

          Class H Common Stock, par value $0.10 per share
                 (Title of Class of Securities)

                             370442 501
                           (CUSIP Number)

     Jose E. Trias, Esq., Vice President and General Counsel and Secretary
                     Howard Hughes Medical Institute
       6701 Rockledge Drive, Bethesda, MD 20817 (301) 571-0200
            (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                          October 15, 1992
       (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D
CUSIP No. 370442 501                             Page 2 of 5 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Howard Hughes Medical Institute    59-0735717

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
                                                               (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

            00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                     7   SOLE VOTING POWER
                               32,903,600

   NUMBER OF         8   SHARED VOTING POWER
     SHARES                    0
BENEFICIALLY OWNED
BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
     PERSON                    32,903,600
      WITH
                    10   SHARED DISPOSITIVE POWER
                               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           32,903,600

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           Not Applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           50.6%

14   TYPE OF REPORTING PERSON
           CO

Item 1.   Security and Issuer.

          Unchanged.

Item 2.   Identity and Background.

          Unchanged.

Item 3.   Source and Amount of Funds or Other Consideration.

          Unchanged.

Item 4.   Purpose of Transaction.

          Unchanged, except as follows (capitalized terms used herein have the meaning assigned to them herein or in the Class H
Stock Agreement or in the 1992 Agreement):

          (i) On October 15, 1992, HHMI received notice from GM that GM had executed the Underwriting Agreement in connection with the Offering contemplated by the Registration Statement. Accordingly, GM, HHMI, and certain underwriters for the Offering entered into the Lock-up Agreement which provides that HHMI will not offer, sell, contract to sell, or otherwise dispose of shares of Class H Stock, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters for the Offering, for a period of 90 days from October 15, 1992.

          (ii) As more fully described in Item 6, the Class H Stock Agreement has been amended to reduce the number of Core Shares by 500,000 shares and to increase the Series III Call Shares and 1993 Put Shares by 500,000 shares. In addition, the restriction imposed under the Class H Stock Agreement on the sale, transfer, or other disposition by HHMI of its shares of Class H Stock (or the offer for sale or solicitation of offers to purchase any such shares) during the 30 calendar days prior to each Put Date has been amended to a restriction on the sale, transfer, or other disposition by HHMI of any such shares (or offer for sale or solicitation of offers to purchase any such shares) during the five consecutive New York Stock Exchange trading days ending on and including the trading day immediately prior to each Put Date.

Item 5.   Interest in Securities of the Issuer.

          (a) HHMI owns beneficially 32,903,600 shares, or approximately 50.6 percent, of the 65,024,374 issued and outstanding shares of Class H Stock as of September 30, 1992, and approximately 35.4 percent of the 93,024,374 issued and outstanding shares after giving effect to the 28,000,000 issuance of the shares in the Offering. To the best of HHMI's knowledge, none of the other persons named or referred to in response to
Item 2 hereof beneficially owns any shares of Class H Stock.

          (b)  Unchanged.

          (c) No transactions in shares of Class H Stock were effected within the past 60 days by HHMI or, to the best of HHMI's knowledge, by any of the persons named or referred to in response to Item 2 hereof.

          (d)  and (e) Unchanged.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Unchanged, except as follows (capitalized terms used herein have the meaning assigned to them herein, in the Class H
Stock Agreement or in the 1992 Class H Stock Agreement):

          On October 15, 1992 HHMI received notice from GM that GM had executed the Underwriting Agreement in connection with the Offering contemplated by the Registration Statement. Accordingly, GM, HHMI, and certain underwriters for the Offering entered into the Lock-up Agreement which provides that HHMI will not offer, sell, contract to sell, or otherwise dispose of shares of Class H Stock, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters for the Offering, for a period of 90 days from October 15, 1992.

          Pursuant to the Amendment, the maximum number of Series III Call Shares which GM has the right to purchase from HHMI, and the number of 1993 Put Shares which HHMI has the right to sell to GM under the Class H Stock Agreement, has been increased to 10,500,000. The Class H Stock Agreement, as amended by the Amendment, remains in full force and effect.

Item 7.   Material to be Filed as Exhibits.

          The following Exhibits are filed with this Amendment
No. 6:

          Lock-up Agreement (Exhibit A)
          Amendment (Exhibit B)

                            SIGNATURE

          After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Dated:    November 6, 1992

                    HOWARD HUGHES MEDICAL INSTITUTE



                    By:  /s/ Jose E. Trias, Esq.
                         Jose E. Trias, Esq.
                         Vice President, General Counsel,
                           and Secretary

                              UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No. 7)*

                      GENERAL MOTORS CORPORATION
                           (Name of Issuer)

             Class H Common Stock, par value $0.10 per share
                    (Title of Class of Securities)

                              370442 501
                            (CUSIP Number)

     Jose E. Trias, Esq., Vice President and General Counsel and Secretary
                    Howard Hughes Medical Institute
         6701 Rockledge Drive, Bethesda, MD 20817 (301) 571-0200
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                          January 13, 1993
        (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D
CUSIP No. 370442 501                             Page 2 of 7 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Howard Hughes Medical Institute    59-0735717

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
                                                               (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

            00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                     7   SOLE VOTING POWER
                               32,903,600

   NUMBER OF         8   SHARED VOTING POWER
     SHARES                    0
BENEFICIALLY OWNED
BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
     PERSON                    32,903,600
      WITH
                    10   SHARED DISPOSITIVE POWER
                               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           32,903,600

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           Not Applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           34.8%

14   TYPE OF REPORTING PERSON
           CO

Item 1.   Security and Issuer.

          Unchanged.

Item 2.   Identity and Background.

          Unchanged, except that Exhibit A is deleted in its entirety and is replaced by Exhibit A to this Statement, which sets forth the name, business address, and present principal occupation or employment (and the name, principal business, and address of any corporation or other organization in which such employment is conducted) of each of the trustees and executive officers of Howard Hughes Medical Institute ("HHMI").

Item 3.   Source and Amount of Funds or Other Consideration.
          Unchanged.

Item 4.   Purpose of Transaction.

          Unchanged, except as follows (capitalized terms used in this Amendment No. 7 to Schedule 13D have the meaning assigned to them herein, in the Class H Stock Agreement, as amended, or in the 1992 Agreement):

          On October 15, 1992, HHMI, GM, and certain underwriters for the Offering entered into the Lock-up Agreement which provided that HHMI would not offer, sell, contract to sell, or otherwise dispose of shares of Class H Stock, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters for the Offering, for a period of 90 days from October 15, 1992. The 90-day period provided for in the Lock-up Agreement ended on January 13, 1993. Consequently, the Institute's Class H Stock is no longer subject to restriction under the Lock-up Agreement.

          HHMI presently intends to dispose of Covered Shares from time to time, if and when favorable market conditions exist,
(i) through the exercise of the put rights or the exercise by GM of the call rights with respect to such Shares or (ii) through public or private sales of such Shares, in each case in accordance with the terms of the Class H Stock Agreement, as amended, and the provisions of applicable securities law.

     HHMl will hold its shares of Class H Stock other than Covered Shares ("Core Shares") as part of its core investment portfolio and will make decisions from time to time with respect to the retention or disposition thereof in the same manner as it deals with other securities in its portfolio.

Item 5.   Interest in Securities of the Issuer.

          (a) HHMI owns beneficially 32,903,600 shares of Class H Stock, or approximately 34.8% of the 94,545,722 shares of Class H Stock issued and outstanding as of November 30, 1992, as provided to HHMI by the issuer's investor relations department. To the best of HHMI's knowledge, none of the other persons named or referred to in response to Item 2 hereof beneficially owns any shares of Class H Stock.

          (b)  Unchanged.

          (c) No transactions in shares of Class H Stock were effected within the past 60 days by HHMI or, to the best of HHMI's knowledge, by any of the persons named or referred to in response to Item 2 hereof.

          (d) and (e) Unchanged.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          Unchanged, except as follows:

          On October 15, 1992, HHMI, GM, and certain underwriters for the Offering entered into the Lock-up Agreement which provided that HHMI would not offer, sell, contract to sell, or otherwise dispose of shares of Class H Stock, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters for the Offering, for a period of 90 days from October 15, 1992. The 90-day period provided for in the Lock-up Agreement ended on January 13, 1993. Consequently, the Institute's Class H Stock is no longer subject to restriction under the Lock-up Agreement.

Item 7.   Material to be Filed as Exhibits.
          The following Exhibits are filed with this Amendment

No. 7:

          Trustees and Executive Officers of HHMI (Exhibit A)

          After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Dated:    January 14, 1993

                         HOWARD HUGHES MEDICAL INSTITUTE

                         By:  /s/ Jose E. Trias, Esq.
                              Jose E. Trias, Esq.
                              Vice President, General Counsel,
                                and Secretary

                            UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                        (Amendment No. 8)*

                   GENERAL MOTORS CORPORATION
                         (Name of Issuer)

           Class H Common Stock, par value $0.10 per share
                  (Title of Class of Securities)

                            370442 501
                          (CUSIP Number)

    Jose E. Trias, Esq., Vice President and General Counsel and Secretary
                   Howard Hughes Medical Institute
      4000 Jones Bridge Road, Chevy Chase, MD 20815 (301) 215-8850
            (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                          March 1, 1993
       (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D
CUSIP No. 370442 501                             Page 2 of 6 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Howard Hughes Medical Institute    59-0735717

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
                                                               (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

            00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                     7   SOLE VOTING POWER
                               22,343,600

   NUMBER OF         8   SHARED VOTING POWER
     SHARES                    0
BENEFICIALLY OWNED
BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
     PERSON                    22,343,600
      WITH
                    10   SHARED DISPOSITIVE POWER
                               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           22,343,600

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           Not Applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           26.2%

14   TYPE OF REPORTING PERSON
           CO

Item 1.   Security and Issuer.

          Unchanged.

Item 2.   Identity and Background.

          Unchanged, except that Exhibit A is deleted in its entirety and is replaced by Exhibit A to this Statement, which sets forth the name, business address, and present principal occupation or employment (and the name, principal business, and address of any corporation or other organization in which such employment is conducted) of each of the trustees and executive officers of Howard Hughes Medical Institute ("HHMI").

Item 3.   Source and Amount of Funds or Other Consideration.

          Unchanged.

Item 4.   Purpose of Transaction.

          Unchanged, except as follows (capitalized terms used in this Amendment No. 8 to Schedule 13D and not defined herein have the meaning assigned to them in the Schedule 13D and amendments thereto previously filed by the Institute with respect to its holdings of Class H Stock, in the Class H Stock Agreement, as amended, or in the 1992 Agreement):

            (i)  HHMI exercised the 1993 Put Right under the
Class H Stock Agreement in a transaction which involved the sale of 10,500,000 shares of Class H Stock to General Motors
Corporation ("General Motors"). The purchase price per share was $30. The Put Closing Date was March 1, 1993.

           (ii) Since the filing of Amendment No. 7 to Schedule 13D on January 14, 1993, the Institute has disposed of 60,000 core Shares and now holds 7,343,600 Core Shares as part of its Core investment portfolio and makes decisions from time to time with respect to the retention or disposition thereof in the same manner as it deals with other securities in its portolio.

Item 5.   Interest in Securities of the Issuer.

          (a) HHMI owns beneficially 22,343,600 shares of Class H Stock, or approximately 26.2% of 85,313,989 shares of Class H Stock (95,813,989 shares of Class H Stock issued and outstanding as of January 31, 1993, as provided to HHMI by the issuer's investor relations department, minus 10,500,000 shares purchased by General Motors from HHMI on March 1, 1993, described in paragraph (i) of Item 4, above). To the best of HHMI's knowledge, none of the other persons named or referred to in response to Item 2 hereof benefically owns any shares of Class H Stock.

          (b)  Unchanged.

          (c) Since the filing of Amendment No. 7 to Schedule 13D, no transactions in shares of Class H Stock were effected by HHMI or, to the best of HHMI's knowledge, by any of the persons named or referred to in response to Item 2 hereof, except for the disposition by HHMI of 10,500,000 1993 Put Shares on March 1, 1993, described in paragraph (i) of Item 4, above, and the following open market sales on the New York Stock Exchange of Core Shares by HHMI:

    Date                Number of Shares          Price Per Share

January 18, 1993                 500                 $26.75
January 19, 1993              10,000                  26.75
January 22, 1993              25,000                  26.625
February 3, 1993              24,500                  26.9592

          (d) and (e) Unchanged.

Item  6.  Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Unchanged.

Item  7.  Material to be Filed as Exhibits.

          The following Exhibits are filed with this Amendment

No. 8:

          Trustees and Executive Officers of HHMI (Exhibit A)

                            SIGNATURE

          After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 1, 1993

                              HOWARD HUGHES MEDICAL INSTITUTE



                              By:  /s/ Jose E. Trias, Esq.
                                   Jose E. Trias, Esq.
                                   Vice President, General Counsel,
                                     and Secretary